SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Howell, William R. (Last) (First) (Middle) Pfizer Inc. Att: Corporate Secretary 235 East 42nd Street (Street) New York, NY 10017 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Pfizer Inc (PFE) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) September 27, 2002 5. If Amendment, Date of Original (Month/Day/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Howell, William R. - September 27, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units	1-for-1	(1)	A | V	(A) 306	(2) | (2)	Common Stock - 306	(1)		D
Phantom Stock Units	1-for-1	(3)	A | V	(A) 467	(2) | (2)	Common Stock - 467	(3)		D
Phantom Stock Units	1-for-1	07/13/2002	A | V	(A) 47	(2) | (2)	Common Stock - 47	$32.35		D
Phantom Stock Units	1-for-1	(4)	A | V	(A) 107	(2) | (2)	Common Stock - 107	(4)		D
Phantom Stock Units	1-for-1	09/27/2002	A |	(A) 362	(2) | (2)	Common Stock - 368	$28.58	44,067	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Margaret M. Foran for William R. Howell ________________________________ 09-30-2002 ** Signature of Reporting Person Date By Margaret M. Foran for William R. Howell Page 2 SEC 1474 (3-99)

Howell, William R. - September 27, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Pfizer Inc (PFE)

Form 4 - September 27, 2002

William R. Howell
Pfizer Inc. Att: Corporate Secretary
235 East 42nd Street
New York, NY 10017
Explanation of responses:

 (1)   These units were acquired on various dates during the first quarter of 2002 on the basis of prices ranging from $39.74 to $41.25 per unit.
(2)   These units represent deferred director's compensation (including dividend equivalents thereon) that is settled in cash following the reporting person's retirement from the Board of Directors.
(3)   These units were acquired on various dates during the second quarter of 2002 on the basis of prices ranging from $35.00 to $39.08 per unit.
(4)   These units were acquired on various dates during the month of August 2002 on the basis of prices ranging from $29.75 to $32.86 per unit.

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